PACRIM INTERNATIONAL CAPITAL INC.
FOR IMMEDIATE RELEASE – CANADA WIDE
HALIFAX, NOVA SCOTIA
October 9th, 2003

Pacrim International Capital Inc. (the Company) today announced its annual results for the year ended June 30, 2003.

FINANCIAL HIGHLIGHTS

	2003	2002
Revenue	36,289,424	$57,780,046
Income from properties	2,539,240	4,992,785
Net income (loss)	3,217,566	(1,244,107)
Funds from (used in) operations	(2,648,592)	4,262,960
Basic and fully diluted earnings per share	0.05	(0.02)
Total assets	97,251,405	147,567,751

REVIEW OF OPERATIONS

A breakdown of the Company's revenue for the year ended June 30, 2003 compared to the year ended June 30, 2002 is as follows:

	2003	2002
Rental properties	7,089,786	$6,406,309
Hospitality	20,678,089	42,147,342
Condominium sales and other	8,521,549	9,226,395
Total	36,289,424	$57,780,046

Revenue in 2003 has decreased by $ 21,490,622.

Rental properties revenue has increased by $ 683,477 as a result of the recognition of revenue of $ 975,812 from our Lacewood Square development, which was under construction last year. That increase is offset by decreases in revenue from other properties that experienced higher vacancies than the previous year — in particular, 201 Chain Lake Drive which is currently under expansion in preparation for the addition of Home Outfitters and McDonalds. The construction will add an additional 18,770 sq. ft. to this property. Overall, our percentage occupancy increased by 1% to 87% during the year – approximately 39,000 sq. ft of space was leased and 29,000 sq. ft. was renewed.

Hospitality revenue has decreased by $ 21,469,253, a figure which reflects the sale of the Sheraton Suites Calgary Eau Claire and its two restaurants. Revenue from those properties was $ 22,831,360 in 2002.

Condominium sales in 2002 of $ 8,409,078 were generated from the Prestwick in Halifax, N.S. This year revenue of $ 7,890,618 comes mainly from a combination of sales from two new projects: Golf Greens a 70 unit condominium development in Fredericton, N.B., which generated sales of $ 6,410,031, and Citadel Townhomes joint venture, with sales to date of $ 1,343,319.

Income from properties

	2003	2002
Rental properties	$(595,425)	$601,448
Hospitality	2,176,637	3,474,600
Condominium sales and other	958,028	916,737
Total	$2,539,240	$4,992,785

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